RENEWABLE ENERGY

AND POWER, INC.

On August 8, 2016, Renewable Energy and Power, Inc.'s ("Renewable") counsel responded to Securities and Exchange Commission's ("SEC") comments, ACCESSION NUMBER: 0001477932-16-011676. Renewable acknowledges the following as it relates to the August 8, 2016 correspondence to the SEC:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Renewable Energy and Power, Inc.

Dated: August 16, 2016	By:	/s/ Donald MacIntyre
Donald MacIntyre
CEO and President